EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
TriState Capital Holdings, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-196564 and 333-188923) on Form S-8 of our report dated February 15, 2016, with respect to the consolidated statements of financial condition of TriState Capital Holdings, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, which report appears in the December 31, 2015 annual report on Form 10-K of TriState Capital Holdings, Inc. and subsidiaries.

/s/ KPMG LLP
Pittsburgh, Pennsylvania
February 15, 2016